The May Department Stores Company      37

Exhibit 12

The May Department Stores Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges for the Five Fiscal Years Ended January 29, 2005

	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,	Feb. 3,
(dollars in millions) Fiscal Year Ended	2005	2004	2003	2002	2001

Earnings available for fixed charges:
Pretax earnings	$803	$639	$820	$1,139	$1,402
Fixed charges (excluding interest capitalized and pretax preferred stock dividend requirements)	433	367	405	411	406
Dividends on ESOP preference shares	(16)	(18)	(20)	(22)	(23)
Capitalized interest amortization	10	10	9	8	8

	1,230	998	1,214	1,536	1,793

Fixed charges:
Gross interest expense(a)	$403	$345	$392	$401	$395
Interest factor attributable to rent expense	38	38	36	32	28

	441	383	428	433	423

Ratio of earnings to fixed charges	2.8	2.6	2.8	3.5	4.2

(a) Represents interest expense on long-term and short-term debt, ESOP debt, and amortization of debt discount and debt issue expense.